Exhibit 2.c.

Holdings Option Agreement

This Holdings Option Agreement (“Agreement”) is entered into and becomes effective as of February 10, 2010, by and between:

Vale International S.A., a company incorporated under the laws of Switzerland, with headquarters at Route de Pallatex, 29, in the City of Saint Prex, Switzerland, hereby represented in accordance with its by-laws (“Purchaser”); and, on the other side,

The Mosaic Company, a company incorporated under the laws of Delaware, United States of America, with headquarters at Atria Corporate Center, Suite E490, 3033 Campus Drive, Plymouth, MN 55441, USA, hereby represented in accordance with its by-laws (“Mosaic”)

(Purchaser and Mosaic hereinafter also referred to jointly as “Parties” and severally as “Party”); and

as a guarantor for the obligations undertaken herein by Purchaser and as a party for the purposes of the obligations specifically undertaken by it, Vale S.A., a company incorporated under the laws of Brazil, with headquarters at Av. Graça Aranha, 26, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the Taxpayers’ Registry under No. 33.592.510/0001-54, hereby represented in accordance with its by-laws (“Vale”); and

as intervening and consenting party, Mineração Naque S.A., a company incorporated under the laws of Brazil, with headquarters at Av. Graça Aranha, 26, 3rd floor - part, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil, enrolled with the Taxpayers’ Registry under No. 33.931.486/0001-30, hereby represented in accordance with its by-laws (“Naque”);

WHEREAS:

(i)	On the date hereof, Mosaic and Naque, an Affiliate of Vale, have entered into an Option Agreement setting out the terms and conditions regarding the acquisition by Naque of the shares controlled by Mosaic, through its Affiliate Mosaic Fertilizantes do Brasil S.A (“Mosaic Brazil”), of Fertifos Administração e Participação S.A. (“Fertifos”) and Fertilizantes Fosfatados S.A – Fosfertil (“Fosfertil”) (“Fosfertil Option Agreement”);

(ii)	In addition to the shares of Fertifos and Fosfertil, Mosaic Brazil currently owns, among other assets and businesses, and operates the so-called Cubatão Complex;

(iii)	In the context of the transaction contemplated in the Fosfertil Option Agreement, Purchaser wishes to acquire and Mosaic wishes to dispose, or cause any of its Affiliates to dispose of the ownership of the equity interests in a to-be-formed Mosaic Affiliate that will, directly or indirectly, own the Cubatão Complex (“Holding Company”);

(iv)	Subject to the terms and conditions set forth herein, Mosaic is interested in causing the sale to Purchaser and Purchaser is interested in the purchase of one hundred percent (100%) of the equity interest in the Holding Company (“Equity Holdings”) held by Mosaic (or an Affiliate thereof),

NOW, THEREFORE, in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties decide to enter into this Agreement, in accordance with the following rules and conditions:

1.	Definitions. In addition to the terms otherwise defined in this Agreement, the following terms shall have the following meanings when used herein:

1.1.	“Affiliate” means, in relation to any Party, any Person (i) which directly or indirectly, in Brazil or abroad, through one or more intermediates, controls, is controlled by, or is under common control of that Party, or (ii) the accounts of which, as of such date are, or would be under accounting standards applicable to such Party, consolidated with those of such Party in such Party’s consolidated financial statements; provided, however, that, for the purposes of this Agreement, a Person shall only be considered an Affiliate of Vale or Mosaic, as the case may be, if such Person is, directly or indirectly, controlled by Vale and Mosaic, as the case may be.

1.2.	“Business Day” means a day (other than a Saturday or a Sunday) on which banks are open for general business in the City of São Paulo and in the City or Rio de Janeiro, in Brazil, as well as in the City of Minneapolis, United States of America.

1.3.	“Closing” means the closing of the transaction regarding the acquisition of the Equity Holdings pursuant to the terms and conditions set forth in the Stock Purchase Agreement.

1.4.	“Conditions for Closing” means the conditions precedent set forth in Section 6.

1.5.	“Control” means, by ownership, contract or otherwise, (i) holding rights which assure, on a permanent basis, majority of votes in the resolutions of the general meetings and the power to elect the majority of the administrators of the entity at hand; and (ii) effectively using the powers held to direct the corporate activities and guide the running of the management bodies of the entity at hand. The terms “controlled by” and “under common control with” shall have correlative meanings.

1.6.	“Cubatão Complex” shall mean the assets, employees, inventory and working capital and certain liabilities relating to the Cubatão facilities and to the operations carried on therein, as defined in the Stock Purchase Agreement.

1.7.	“Disclosure Schedule” means the separate Disclosure Schedules separately delivered by Mosaic to Purchaser contemporaneously herewith.

1.8.	“Governmental Authority” means any agency, department, court or other instrumentality of the Brazilian government, or any other country’s government, whether federal, state or municipal.

1.9.	“Mosaic Reorganization” means the corporate reorganization to be carried on by Mosaic, through which the Cubatão Complex will be segregated from production and manufacturing activities of Mosaic.

1.10.	“Person” shall mean any natural person, firm, individual, corporation, partnership, joint venture, trust, business trust, association, company or other organization or entity, whether incorporated or unincorporated, or any governmental authority.

1.11.	“Purchase Price” means the total price to be paid by Purchaser to Seller for the Equity Holdings, as set forth in the Stock Purchase Agreement.

1.12.	“Reorganization Completion Notice” means the notice to be sent by Mosaic to Purchaser, informing completion of the Mosaic Reorganization.

1.13.	“Seller” means Mosaic or any company controlled by it that holds the Equity Holdings on the Closing Date.

1.14.	“Stock Purchase Agreement” means the agreement to be entered into between Purchaser and Seller substantially in the form set forth in Exhibit 1.14.

1.15.	“Triggering Event” means the elapsing of either of (i) the term of two hundred and seventy (270) days following the date hereof or (ii) the term of thirty (30) days following the completion of the Mosaic Reorganization, whichever occurs first.

2.	Call Option:

2.1.	Mosaic hereby irrevocably grants to Purchaser a call option to acquire the Equity Holdings for the Purchase Price, to be exercised in the manner and pursuant to the conditions set forth herein and in the Stock Purchase Agreement (the “Call Option”).

2.1.1.	Notwithstanding each Party’s right to specific performance of this Agreement, (i) should Mosaic and/or Seller, for any reason whatsoever, other than in compliance with court’s or competition authorities’ orders and/or decisions, preventing the Closing, fail to take the necessary actions to transfer the Equity Holdings on the Closing Date, then Mosaic shall be liable to Purchaser for a non compensatory penalty (“multa de mora”, não compensatória) in the amount of US$250,000.00 per day, for a maximum of fifteen (15) days, which total amount shall therefore be limited to US$3,750,000.00; and (ii) should Purchaser, for any reason whatsoever, other than in compliance with court’s or competition authorities’ orders and/or decisions, preventing the Closing, fail to accept the transfer of the Equity Holdings and/or fail to transfer the Purchase Price to Seller or to any of its permitted assigns on the Closing Date, then Purchaser shall be liable to Mosaic for non compensatory penalty (“multa de mora”, não compensatória) in the amount of US$250,000.00 per day, for a maximum of fifteen (15) days, which total amount shall therefore be limited to US$3,750,000.00.

2.2.

Purchaser shall be entitled to exercise its Call Option as from the 6th Business Day following the Triggering Event and until the expiration of the term of thirty (30) Business Days following the date on which the Triggering Event occurs.

3.	Put Option:

3.1.	Purchaser hereby irrevocably grants to Mosaic a put option to sell all of the Equity Holdings for the Purchase Price, to be exercised in the manner and pursuant to the conditions set forth herein and in the Stock Purchase Agreement (the “Put Option” and, together with the Call Option, each and indistinctly an “Option”).

3.1.1.

Notwithstanding each Party’s right to specific performance of this Agreement, (i) should Mosaic and/or Seller, for any reason whatsoever, other than in compliance with court’s or competition authorities’ orders and/or decisions, preventing the Closing, fail to take the necessary actions to transfer the Equity Holdings on the Closing Date, then Mosaic shall be liable to Purchaser for a non compensatory penalty (“multa de mora”, não compensatória) in the amount of US$250,000.00 per day, for a maximum of fifteen (15) days, which total amount shall be limited to US$3,750,000.00; and (ii) should Purchaser, for any reason whatsoever, other than in compliance with court’s or competition authorities’ orders and/or decisions, preventing the Closing, fail to accept the transfer of the Equity Holdings and/or fail to transfer the Purchase Price to Seller or to any of its permitted assigns on the Closing Date, then Purchaser shall be liable to Mosaic for non compensatory penalty (“multa de mora”, não compensatória) in the amount of US$250,000.00 per day, for a maximum of fifteen (15) days, which total amount shall be limited to US$3,750,000.00.

3.2.

Mosaic shall be entitled to exercise its Put Option within a term of thirty (30) Business Days counted as from the 1st Business Day following the expiration of the 30-Business Day term referred to in Section 2.2.

4.	Due Diligence, Stock Purchase Agreement and Closing

4.1.	As from the date hereof and for a period of sixty (60) days herefrom, Purchaser and its representatives, advisors, consultants and agents shall be allowed to carry on a full due diligence regarding the Cubatão Complex, including, without limitation, reasonable access to the Cubatão Complex premises and management and employees and any and all information and documents reasonably requested by Purchaser, including, without limitation, with respect to legal, tax, accounting, financing, regulatory, environmental, among others matters. Mosaic hereby undertakes to fully cooperate with the due diligence requests made by Purchaser and its representatives, advisors, consultants and agents.

4.2.	As from the date hereof and for a period of twenty-one (21) days herefrom, the Parties shall reasonably and in good faith negotiate a Stock Purchase Agreement, which draft shall be substantially consistent with the terms set forth in the form attached hereto as Exhibit 1.14 (including key commercial components).

4.3.	Parties and Naque acknowledge that the signature of the Stock Purchase Agreement is a condition precedent to the closing of the transaction contemplated in the Fosfertil Option Agreement.

5.	Certain Covenants

5.1.

Mosaic shall keep Purchaser fully informed about the developments and actions taken or to be taken in connection with the Cubatão Complex, including, without limitation, on the conduct of its business activities and ownership. Notwithstanding the above, from the date hereof until the Closing Date, except as (1) otherwise required or contemplated by this Agreement, including for the purposes of Mosaic Reorganization, (2) required by any Law or any Governmental Authority, (3) consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed) Mosaic, directly or indirectly, through one or more of its Affiliates that own the Cubatão Complex (i) shall cause it to operate the Cubatão Complex in the ordinary course consistent with past practices; and (ii) shall cause it not to:

(i) enter into any partnership, joint-venture or new line of business involving the Assets;

(ii) purchase, acquire, sell, assign, transfer, lease, sublease, free lease, license or otherwise dispose of any Asset (as defined in the Stock Purchase Agreement) for an aggregate amount exceeding US$ 100,000.00 (one hundred thousand US dollars) (or its equivalent in any other currency), except Inventory (as defined in the Stock Purchase Agreement) or in the ordinary course of business;

(iii) waive any rights involving an aggregate amount exceeding US$ 100,000.00 (one hundred thousand US dollars) (or its equivalent in any other currency);

(iv) settle any ongoing dispute or lawsuit involving an aggregate amount exceeding US$ 100,000.00 (one hundred thousand US dollars) (or its equivalent in any other currency);

(v) create any debts for an aggregate amount exceeding US$ 100,000.00 (one hundred thousand US dollars) (or its equivalent in any other currency) which are not related to the ordinary course of business and consistent with the past practices;

(vi) hire or dismiss any officer, director, manager or employee of the Cubatão Complex, other than in the ordinary course of business and consistent with past practices;

(vii) grant any Lien (as defined in the Stock Purchase Agreement) on all or any portion of any Asset (as defined in the Stock Purchase Agreement) or on the Equity Interest, except for Permitted Liens (as defined in the Stock Purchase Agreement);

(viii) increase the compensation or benefits, whether related to salary or not, payable to any officer, director, manager or employee of the Cubatão Complex, other than in the ordinary course of business, consistent with past practices or as required by Law (as defined in the Stock Purchase Agreement) or existing agreements;

(ix) enter into any transaction with any Affiliates, officers, directors, managers or employees of the Cubatão Complex or any entity controlled by any of such individuals;

(x) make any commitment for capital expenditures in connection with the Cubatão Complex, that would require payments after the Closing Date, except for in the ordinary course of business; or

(xi) authorize or enter into any transaction, agreement or commitment with respect to any of the foregoing.

5.2.	Parties agree that on the Closing Date, Holding Company shall hold only the equity interests of a company which owns solely the Cubatão Complex, both companies without any other assets, cash or indebtedness of any nature whatsoever.

5.3.	From the date hereof until the Closing Date, Mosaic shall use its reasonable best efforts to obtain, or cause to be obtained, all material licenses, consents, approvals and agreements of, and to give and make all notices to and filings with, all Governmental Authorities that are necessary to authorize, approve or permit the conduct of the business of the Cubatão Complex in the ordinary course, consistent with past practices.

6.	Conditions Precedent to the Closing

6.1.	Parties agree that, as a condition precedent for the Closing:

(i) the Parties shall have entered into the Stock Purchase Agreement; and

(ii) the Triggering Event shall have occurred.

6.2.

Each Party may, at its own and exclusive discretion, waive in writing, in whole or in part, the compliance by the other Party with any of the above conditions precedent. Any waiver shall (i) bind the Parties for all purposes of this Agreement and the applicable law; (ii) not imply a waiver of any other condition precedent which has not been expressly waived by such Party; and (iii) not limit any right of any Party under this Agreement, including, but not limited to, the pursuit of such remedies as may be available under applicable law for any breach of any of the covenants set forth in this Agreement, irrespective of any waiver under this Section 6.

7.	Closing Date.

The Closing shall take place five (5) Business Days after written notice by either of the Parties regarding the exercise of the Call Option or the Put Option, as per the terms of Sections 2.2 or 3.2, as the case may be (the “Closing Date”), at the offices of Ulhôa Canto Rezende e Guerra Advogados, at Avenida Brigadeiro Faria Lima, 1847, City of São Paulo, State of São Paulo, Brazil.

8.	Representations, Warranties and Waivers

8.1.	Purchaser has or will have available, at or prior to the Closing Date, sufficient cash in immediately available funds to satisfy all of its obligations under this Agreement and the Stock Purchase Agreement, as well as all costs, fees and expenses necessary to consummate the transactions contemplated by this Agreement and the Stock Purchase Agreement. Purchaser expressly acknowledges and agrees that its obligations to consummate the transactions contemplated by this Agreement are not subject to any condition or contingency with respect to financing. Purchaser also represents and warrants that, by the time of both the Triggering Event and the Closing, Purchaser or its permitted assigns as per Section 15.1(i) shall, directly and/or indirectly, hold an equity participation in Naque.

8.2.	Mosaic represents and warrants that, on the Closing Date, (i) the Equity Holdings shall be duly and validly issued and shall be outstanding, fully paid and non-assessable; and (ii) Seller shall be the record owner of, and has legal title to, the Equity Holdings, all free and clear of any liens, encumbrances, attachments, pledges, options, charges, commitments or interests of any kind or nature whatsoever, judicial or otherwise.

8.3.

Each Party, on its behalf and on behalf of its Affiliates, represents and warrants that (i) it is duly organized and validly existing in good standing under the laws of its jurisdiction of formation and, other than the competition authorities approvals set forth in Section 16, has full power and authority and possesses all governmental authorizations and approvals necessary to execute and deliver this Agreement and all other documents executed in connection herewith and to consummate the transactions contemplated hereby and thereby; (ii) this Agreement and any documents to be executed in connection herewith have been duly authorized by the boards of directors of Vale and Mosaic, are valid, binding and enforceable against the Parties in accordance with their respective terms except as the enforceability thereof may be limited by applicable bankruptcy or insolvency laws or by a court’s exercise of its equitable powers, and are not in contravention of (x) any law, rule, regulation or agreement by which the Parties or any of its assets are bound, other than certain financing agreements Mosaic Brazil has entered into (including with the Brazilian Development Bank - BNDES), which are listed in item 8.3 of the Disclosure Schedule, or (y) such Party’s organizational documents.

8.4.	Representations and warranties given by any Party under this Agreement shall be correct in all material respects on the date of the execution of this document and Vale and Purchaser, on the one hand, and Mosaic, on the other hand, shall take the necessary measures to assure that their respective representations and warranties are correct in all material respects on the Closing Date.

9.	Hold Harmless and Indemnity

9.1.	Mosaic hereby jointly and severally undertake to indemnify and hold Purchaser, Vale and its Affiliates and any of their directors, officers, employees or agents harmless, from and against any and all claims and/or liabilities, damages, penalties, judgments, assessments, losses, liens (including any attachment, seizure or any other type of constraint), costs and expenses, including attorneys’ fees (“Losses”), arising out of or relating to any breach of any covenant or agreement of Mosaic contained in this Agreement.

9.2.	Purchaser and Vale hereby jointly and severally undertake to indemnify and hold Mosaic and its Affiliates and any of their directors, officers, employees or agents harmless, from and against any and all Losses, arising out of or relating to any breach of any covenant or agreement of Purchaser and/or Vale contained in this Agreement.

10.	No Material Adverse Effect

10.1.	Mosaic and Purchaser acknowledge that the Closing of the purchase and sale of the Equity Holdings shall not be affected by the occurrence of any fact or event or the practice of any acts which may constitute a material adverse effect.

11.	Specific Performance.

11.1.

Each Party acknowledges that the other Party will have no adequate remedy at law if such other Party fails to perform its applicable obligations under this Agreement to deliver the Equity Holdings or pay the Purchase Price at the Closing. The Parties

agree that, in such event, (i) the other Party shall have the right, in addition to any other rights either may have, to specific performance of such obligation and (ii) it will not take any action to impede the other Party’s efforts to enforce such right of specific performance.

12.	Costs and Expenses.

12.1.	Each Party shall bear its own costs and expenses incurred in connection with the transactions contemplated herein.

13.	Notices.

13.1.	All demands, notices, requests, consents, communications and deliveries hereunder shall be in writing and shall be deemed to have been duly given if personally delivered by courier service, e-mail, fax or hand delivery to the addresses set forth in Exhibit 13.1, or such other addresses as may be furnished hereafter by notice in writing to such addresses.

13.2.	All demands, requests, consents, notices, communications and deliveries shall be deemed to have been given either at the time of actual delivery thereof to the individuals named in Exhibit 13.1 as the same may be changed in accordance with Section 13.1.

14.	Confidentiality.

14.1.	Any information that was or will be provided to the Parties in connection with the transactions contemplated hereby, is strictly confidential information (“Confidential Information”). Neither Party shall make any press release or other public announcement or disclose the existence of this Agreement or the terms and conditions set forth herein without first furnishing the other Party with a reasonable opportunity to review and comment thereon.

14.2.

The restriction provided for in Section 14.1 does not apply should the obligation to disclose the information be required by law, legal process or by an order, judgment or decree of a court or other governmental authority of competent jurisdiction. If either Party is required by any such law, legal process, order, judgment, or decree or Court order to disclose Confidential Information, such Party shall, to the extent permitted thereby, provide the other Party with prompt written notice of such requirement and cooperate with such other Party in obtaining an appropriate protective order or other relief that may be sought. Either Party may transmit Confidential Information or disclose the existence and terms of this Agreement to, and only to, directors, officers, employees, agents, counsels, auditors, consultants or other representatives (“Representatives”) of such Party or any of its Affiliates, but only to the extent such Representatives need to know. Such Representatives have been or shall be advised of the obligation for protecting the Confidential Information and the other obligations hereunder, and shall use the same degree of care as is used with such Party’s Confidential Information. Each of the Parties shall be responsible for any breach of the obligations hereunder by it, by such Party’s respective Affiliates, or by the respective Representatives of such Party or its Affiliates.

14.3.	Mosaic hereby represents that it has full knowledge that Vale is a publicly-held company which has shares listed in BM&FBOVESPA and in the New York Securities Exchange – NYSE (through ADRs) and, accordingly, is subject to disclosure requirements in Brazil and in the United States of America.

14.4.	Purchaser hereby represents that it has full knowledge that Mosaic U.S. is a public held company with stock registered under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and listed on the NYSE, and, accordingly, is subject to the disclosure requirements of Forms 8-K, 10-Q and 10-K and Items 2 and 10 of the Exhibit Table included in Item 601 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission.

15.	Assignment.

15.1.	This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any Party without the prior written consent of the other Party, except that either Party is free to assign its rights and obligations hereunder to any of its Affiliates, to which assignment the other Party hereby agrees, provided, however that: (i) Purchaser shall not be allowed to assign the Option without the prior written consent of Mosaic, except in case of assignment from Purchaser to either of its Affiliates Vale Austria Holdings GmbH and/or Vale Holdings AG (such entities being direct or indirect majority owners of Purchaser), with which transfer Mosaic hereby expressly agrees; (ii) Vale is not allowed to assign its obligations under this Agreement and shall remain bound to the terms hereunder; (iii) the Party that assigns its rights and obligations hereunder shall remain jointly and severally liable with the relevant permitted assign for the rights and obligations hereunder; (iv) the assignor shall evidence to the other Party that the permitted assign is legally and financially able to assume the obligations hereunder and that the implementation of all of the terms of this Agreement will not violate or harm third party’s rights, including rights of creditors. Any purported assignment in violation of this Section 15.1 shall be null and void.

16.	Competition Authorities Notifications

16.1.	Purchaser agrees to make all necessary filings pursuant to applicable competition laws as necessary in order to obtain approval for the transactions contemplated by this Agreement. Parties agree to respond as promptly as practicable to any inquiries received from competition authorities and agree to promptly supply any additional information and documents that may be requested by such authorities. Costs and expenses incurred in such filings shall be borne by Purchaser, except for the costs of their own attorneys and/or consultants, acting in such filings, which shall be borne by each of the Parties.

16.2.	Purchaser shall be responsible for any and all costs, requirements and impositions arising from any partial or totally unfavorable decision, whether temporary or final, of such competition authorities, unless those costs, requirements and impositions arise from any misconduct of Mosaic, in which case Mosaic will support those costs, requirements and impositions.

17.	Guarantee

17.1.	Vale hereby undertakes to fully guarantee the performance of the obligations undertaken under this Agreement by Purchaser. Mosaic hereby undertakes to fully guarantee the performance of the obligations that may be undertaken by Mosaic’s Affiliates and its permitted assigns under this Agreement.

18.	Miscellaneous.

18.1.	For the purposes of this Agreement, in case the Purchase Price or any other payment becomes due in Brazilian Reais, the amount in Brazilian Reais to be paid shall be converted from the amount due in US dollars at the average between the closing and sale rates pursuant to the PTAX 0800, currency 220, Option 5, disclosed by the Central Bank of Brazil on the Business Day immediately before the Closing Date or any other date when a payment becomes due and payable by a Party.

18.2.	This Agreement may not be changed, modified, terminated or discharged in whole or in part, except by an instrument in writing signed by each of the Parties hereto.

18.3.	This Agreement constitutes the irrevocable and irreversible agreement between the Parties, and shall be binding on their heirs, executors, administrators, successors and any assigns thereof on any account whatsoever.

18.4.	In the event any or more provisions of this Agreement shall for any reason be duly held to be invalid, illegal or otherwise unenforceable, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, and this Agreement shall be interpreted and construed as if such invalid, illegal or unenforceable provision had never been contained herein.

18.5.	The Parties shall execute and perform any and all such acts and things as the Parties may deem necessary or appropriate for the purposes of the proper implementation of this Agreement.

18.6.	This Agreement contains the entire understanding of and all agreements between the Parties hereto with respect to the subject matter hereof and supersedes any prior or contemporaneous agreements or understandings, oral or written, pertaining to any such matters which agreements or understandings shall be of no force or effect for any purpose. To the extent there is any conflict between any provision hereof and any provision in any other document or agreement between the Parties hereto, this Agreement shall control, except for the Stock Purchase Agreement.

18.7.	This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18.8.	This Agreement has been negotiated and is being executed in the English language. Should a translation be required, such translation shall be done by a sworn translator. To the extent there is any conflict between the English version and the translated versions, the English version shall prevail.

18.9.	If for any reason whatsoever, the Fosfertil Option Agreement, including, without limitation, the Put Option therein, is not valid and binding, this Agreement shall be null and void.

19.	Termination.

19.1.	This Agreement shall be terminated if the Options hereunder are not exercised as set forth in Sections 2.2 and 3.2.

20.	Governing Law.

20.1.	This Agreement shall be governed by and pursuant to the laws of Brazil.

21.	Dispute Resolution.

21.1.	Any and all controversies, claims or disputes arising out of, relating to, or having any connection with this Agreement including, but not limited, to any issue regarding its existence, validity, interpretation, performance, termination or breach thereof shall be exclusively and definitively settled by final and binding arbitration.

21.2.	The arbitration proceeding shall be conducted in accordance with the then existing Rules of Arbitration of the Chamber of Commerce Brazil-Canada (“CCBC Rules”) and the terms of Law No. 9,307, dated September 23, 1996, as amended (“Brazilian Arbitration Law”). The arbitration proceedings filed under this Agreement shall be administered by the CCBC.

21.3.	The arbitration proceeding shall be conducted by a tribunal formed by three (3) arbitrators, of whom one (1) shall be appointed by the claimant, one (1) by respondent and the third, who shall serve as chairperson of the arbitration tribunal, shall be appointed by the two party-appointed arbitrators, or, in the event the two party-appointed arbitrators are unable to agree upon the selection of the chairperson or to obtain the chairperson’s acceptance of such appointment within the time frame established by the CCBC Rules, the chairperson of the CCBC shall appoint the chairperson of the arbitral tribunal within five (5) days. The decision of the arbitrators shall be based upon Brazilian law. If at any time a vacancy occurs in the arbitral tribunal, the vacancy shall be filled in the same manner and subject to the same requirements as provided for the original appointment to that position.

21.4.	The place of arbitration shall be the City of São Paulo, but the Parties are free to designate other place for the hearings upon a mutual agreement.

21.5.	The language of the arbitration shall be Portuguese, and all documents and testimony offered into evidence during the arbitration shall be translated into Portuguese at the expense of the person offering the evidence.

21.6.	The award of the arbitral tribunal shall be final, non-appealable and binding. Any monetary award shall be made in Reais. Judgment on the final award or any interim award issued by the arbitral tribunal may be entered and enforced by any court of competent jurisdiction.

21.7.

Each of the Parties retains the right to seek judicial assistance exclusively to: (i) compel arbitration; (ii) apply for interim measures of protection rights prior to the constitution of the arbitral tribunal, and any such action shall not be construed as a waiver of the arbitration proceedings by the Parties; (iii) enforce any decision of the arbitrators, including the final award; and (iv) other proceedings expressly admitted by Brazilian Arbitration Law. If any of the Parties decides to seek judicial assistance, the Central Courts of the City of São Paulo shall have exclusive jurisdiction.

[Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed in four (4) counterparts by their respective authorized representatives and by the two (2) witnesses below on the date first written above.

		Vale International S.A

		By:
			Name:
			Title:

		By:
			Name:
			Title:

		The Mosaic Company

		By:
			Name:
			Title:

		Vale S.A.

		By:
			Name:
			Title:

		By:
			Name:
			Title:

		Mineração Naque S.A.

		By:
			Name:
			Title:

		By:
			Name:
			Title:

Witnesses:

1.		2.
	Name:		Name:
	I.D.:		I.D.:

(This is the signature page of the Holdings Option Agreement dated February 10, 2010, entered into by and between Vale International S.A. and The Mosaic Company, as Parties, Vale S.A. and Mineração Naque S.A., as Guarantor.)

LIST OF SCHEDULES AND EXHIBITS

Schedule 8.3 – Certain Financing Agreements Requiring Consent

Exhibit 1.14 – Form of Stock Purchase Agreement

Exhibit 13.1 – Notice Addresses